LICENSE AGREEMENT

This License Agreement ("**Agreement**") made this twenty-sixth (26th) day of January, 2015 (the "Effective Date") by and between Northwestern University ("Northwestern"), an Illinois corporation having a principal office at 633 Clark Street, Evanston, Illinois 60208 and Panther Biotechnology, Inc. ("Licensee"), a Nevada corporation having a principal office at 1603 Orrington Avenue, Suite 600, Evanston, Illinois 60201 (each of Northwestern and Licensee individually a "Party" and collectively the "Parties").

WITNESSETH

WHEREAS, Northwestern is the owner of certain patents and a patent application listed on Exhibit A and has the right to grant licenses hereunder, subject only to a royalty-free, nonexclusive license heretofore granted to the United States Government;

WHEREAS, Northwestern desires to have the patent rights and know-how developed and commercialized to benefit the public and is willing to grant a license hereunder;

WHEREAS, Licensee has represented to Northwestern that Licensee has the expertise, experience, and resources necessary to enable Licensee to commit itself to a diligent program to develop and subsequently manufacture, market and sell products utilizing the patent rights;

WHEREAS, Licensee desires to obtain a license under the patent rights and know how upon the terms and conditions hereafter set forth;

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE I - DEFINITIONS

1.1 **"Affiliate"** shall mean any corporation, firm, partnership or other entity which controls, is controlled by or is under common control with a Party. For the purposes of this definition, "control" shall mean any right or collection of rights that together allow direction on any vote with respect to any action by an entity or the direction of management and operations of that entity. Such right or collection of rights includes without limitation (a) the authority to act as sole member or shareholder or partner with a majority interest in an entity; (b) a majority interest in an entity; and (c) the authority to appoint, elect, or approve at least a majority of the governing board of that entity.

1.2 **"FDA"** shall mean the United States Food & Drug Administration and any successor agency thereto.

1.3 **"Field"** shall mean the treatment of cancer.

1.4 **"IND"** shall mean an Investigational New Drug Application suitable for obtaining approval to ship a Licensed Product for the purpose of safety and effectiveness testing of such Licensed Product.

1.5 **"Know-How"** shall mean technical information existing as of the Effective Date which was developed in the laboratory of Sui Huang, is owned by Northwestern, and directly relates to practicing the inventions described in Patent Rights.

1.6 **"Licensed Products"** shall mean any product or service that is covered by or that incorporates or is developed or made using the Patent Rights.

1.7 **"Major Market Country"** shall mean the United States, Canada, Japan, France, Germany, United Kingdom, Australia, or Italy.

1.8 **"NDA"** shall mean an application suitable for obtaining Regulatory Approval, the approval of which is necessary to market Licensed Products in the United States, whether such application is pending or approved or is to be filed with respect to the Licensed Products, submitted or to be submitted to the FDA under applicable United States Law.

1.9   **"Net Sales"** shall mean the gross amount invoiced by Licensee, its Affiliates or its sales representatives, to unaffiliated third parties for the sale of Licensed Products, less amounts actually invoiced or allowed with respect to trade credits, discounts, rebates and allowances actually granted on account of price adjustments, rebate programs, billing errors or the rejection or return of goods, sales taxes, tariffs, and custom duties. If a Licensed Product is sold as part of a combination, Net Sales for the purposes of determining royalties on the Licensed Product(s) in the combination shall be calculated by multiplying Net Sales by the fraction $A/A+B$, where A is the invoice price of the Licensed Product(s) sold separately and B is the invoice price of the other active ingredients in the combination.

1.10   **"Non-Commercial Research Purposes"** means the use or practice of Patent Rights and Know-How for academic research and other not-for-profit or scholarly purposes which are undertaken at a non-profit or governmental institution that does not involve the production or manufacture of products for sale or the performance of services for a fee.

1.11   **"Patent Rights"** shall mean the patents and patent applications listed on Exhibit A attached hereto and incorporated herein by reference, and any patents which issue from the patent applications listed on Exhibit A attached hereto and incorporated herein by reference, and all divisions, continuations and continuations-in-part thereof (but only to the extent of the subject matter that is described and enabled by a disclosure in a patent or patent application listed in Exhibit A that is sufficient to meet the requirements of 35 U.S.C. §112) and any foreign counterparts thereto.

1.12   **"Regulatory Approval"** shall mean the approval of either the FDA or a foreign counterpart thereto required to commence commercial sale of a Licensed Product in such country in the Territory.

1.13   **"Territory"** shall mean the entire world.

ARTICLE II - GRANT

2.1   In reliance upon the representations made to Northwestern by Licensee that Licensee has the experience, expertise and resources necessary to enable Licensee to perform its obligations hereunder, Northwestern hereby grants to Licensee and its Affiliates an exclusive license under Patent Rights and a non-exclusive license under Know-How to make, have made, use, import, offer for sale and sell Licensed Products in the Territory in the Field.

2.2   The grant under Paragraph 2.1 shall be subject to the obligations of Northwestern and of Licensee to the United States Government under any and all applicable laws, regulations, and executive orders including those set forth in 35 U.S.C. §200, et seq. Licensee shall cooperate with Northwestern by providing information to enable Northwestern to comply with its reporting obligations and shall make best efforts to comply with all such obligations applicable to Licensee, including that Licensed Products or products produced through use of Licensed Products will be manufactured substantially in the U.S. unless this requirement is waived by the Federal Agency per 35 U.S.C. §204 or any other provision. Licensee reserves full rights to request that Northwestern pursue waiver of any U.S. manufacturing requirement at the expense solely of Licensee.

2.3   Northwestern reserves the rights, for itself and others, to (i) make and use the subject matter described and claimed in Patent Rights; and (ii) provide to others any materials claimed in the Patent Rights; each solely for Non-Commercial Research Purposes.

2.4   The grant of this license does not obligate Northwestern or any inventor of Patent Rights to make available to Licensee, its sublicensees or Affiliates for their own use and benefit, Northwestern space, facilities, students and services, unless otherwise stated herein or in a separate contractual agreement between Northwestern and Licensee.

2.5　　The license granted in Section 2.1 includes the right to grant sublicense of the rights licensed to Licensee under this Agreement. All sublicenses grants by Licensee shall be consistent with all terms and conditions of this Agreement or shall be null and void. Each sublicense shall terminate upon termination of this Agreement unless Northwestern provides written notice that it desires to assume such agreement(s) and further provided the terms of such sublicense are thereby amended so that Northwestern has no obligations under such agreement greater than its obligations to Licensee hereunder. Licensee shall provide Northwestern prompt notification and a copy of each sublicense agreement within thirty (30) days of execution. Sublicenses granted hereunder shall not be transferable, including by direct assignment or by further sublicensing, or indirectly by operation of law or transfer of voting control of a sublicensee, without prior written approval of Northwestern. In all cases, Licensee shall remain responsible for ensuring that all sublicensees comply with the financial and reporting obligations in this Agreement, and Licensee shall be responsible for collecting requisite payments and information from sublicensees and providing such information to Northwestern in accordance with the terms of this agreement. Each sublicense agreement shall name Northwestern as a third party beneficiary. Northwestern shall treat all such sublicense agreements and the terms thereof as confidential information of Licensee in accordance with Section 3.1.

2.6　　Licensee agrees that it and its Affiliates will not, and will contractually require their sublicensees to not, assert any patent arising from Licensee's use of the Patent Rights against Northwestern to prevent Northwestern from using any of the Patent Rights for its internal noncommercial academic research purposes.

2.7　　The grant of this license shall not include research or discoveries that arise from collaborations between inventors of Patent Rights and other faculty investigators at Northwestern or outside Northwestern.

ARTICLE III - CONFIDENTIAL INFORMATION

3.1　　Northwestern and Licensee each agree that all information contained in documents marked "Confidential" which are forwarded to one by the other shall be received in strict confidence, used only for the purposes of this Agreement, and not disclosed by the recipient (except as required by law or regulation or by court or administrative agency order), its agents or employees to any third party without the prior written consent of an authorized officer of the disclosing Party, unless such information (a) was in the public domain at the time of disclosure, (b) later became part of the public domain through no act or omission of the recipient, its employees, agents, successors or assigns, (c) was lawfully disclosed to the recipient by a third party having the right to disclose it, (d) was already known by the recipient at the time of disclosure (as evidenced by recipient's written records), (e) was independently developed by the recipient (as evidenced by recipient's written records), or (f) is required to be submitted to a government agency to obtain and maintain the approvals and clearances of Licensed Products. Disclosure may also be made to Affiliates, distributors, customers, and agents, to nonclinical and clinical investigators, and to consultants, where necessary or desirable with appropriate safeguards to protect the confidential underlying disclosure. Disclosures of confidential information may be made to (to the degree such disclosure is reasonably necessary) outside counsel, accountants, agents, bankers and other third parties in connection with due diligence, regulatory filings or similar investigations, provided in each case that the party is bound by obligations of confidentiality and non-use at least as restrictive as those set forth herein. Northwestern and Licensee also agree that confidential information may be orally disclosed by one Party to the other Party. Such information shall be confirmed in writing and designated "Confidential" within thirty (30) days of disclosure for the provisions of this Article III to apply.

3.2　　Each Party's obligation of confidence hereunder shall be fulfilled by using at least the same degree of care with the other Party's confidential information as it uses to protect its own confidential information. This obligation shall exist while this Agreement is in force and for a period of two (2) years thereafter except in the event of termination by Northwestern for breach on the part of Licensee, in which event Licensee's obligation to maintain the information confidential will exist for a period of ten (10) years after the termination for breach.

3.3   This Agreement may be distributed solely (a) to those employees, agents and independent contractors of Northwestern and Licensee who have a need to know its contents, (b) to those persons whose knowledge of its contents will facilitate performance of the obligations of the Parties under this Agreement, (c) to those persons, if any, whose knowledge of its contents is essential in order to permit Licensee or Northwestern to maintain or secure the benefits under policies of insurance, or (d) as may be required by law or regulation or by court or administrative agency order. Northwestern acknowledges Licensee's representations (i) that Licensee is a company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934 and as a result the Licensee will be required to disclose this Agreement in its reports to the U.S. Securities and Exchange Commission ("Commission") and file a copy of this Agreement as an exhibit to its reports to the Commission, with certain items potentially allowed confidential information redaction. Licensee shall consult with Northwestern prior to filing this Agreement with the Commission, and will redact confidential information identified by Northwestern to the extent allowable by applicable laws.

ARTICLE IV - MILESTONES AND DUE DILIGENCE

4.1   Licensee hereby represents that Licensee has the experience, expertise and resources necessary to enable Licensee to perform its obligations hereunder. Licensee shall, upon execution of this Agreement, submit to Northwestern a preliminary development and business plan that sets forth an outline of Licensee's intended efforts to develop and commercialize Licensed Products. Such plan shall include a summary of personnel, expenditures and estimated timing for the development of Licensed Products and estimates of the market potential for Licensed Products.

4.2   Licensee shall comply with the following milestones:

(a)   Raise at least $3 million within the first twelve (12) months of the Effective Date;

(b)   Initiate GLP preclinical studies with a Licensed Product within eighteen (18) months of the Effective Date;

(c)   File an IND within four (4) years of the Effective Date;

(d)   First dosing of a patient in a Phase I clinical trial for a Licensed Product within five (5) years of the Effective Date;

(e)   First dosing of a patient in a Phase II clinical trial for a Licensed Product within (6) years of the Effective Date;

(f)   First dosing of a patient in a Phase III clinical trial for a Licensed Product within eight (8) years of the Effective Date;

(g)   Submit an NDA for a Licensed Product within ten (10) years of the Effective Date.

(h)   Complete and submit to Northwestern a business plan for commercialization of a Licensed Product within one (1) year of submission of an NDA for such Licensed Product.

4.3   The Parties acknowledge that the process of drug development involves many variables and uncertainties. The failure to adhere to specific aspects of the preliminary development and business plan shall not, without a more substantive material breach by Licensee, give rise to Northwestern's right to terminate this Agreement. Notwithstanding the foregoing and subject to the provisions of Paragraph 11.3, Licensee acknowledges that a material element of this Agreement is that Licensee must use commercially reasonable diligence to develop the Patent Rights to benefit the public. Consequently, if Licensee has knowledge that it will be unable to meet one or more milestones listed above by more than ninety (90) days due to circumstances beyond its control, Licensee shall provide Northwestern with at least thirty (30) days advance written notice.

4.4   Licensee agrees to provide annual progress reports to Northwestern describing Licensee's research and development efforts in the development of Licensed Products during the preceding year. Such progress reports shall be due each October, beginning October 1, 2015, until the date of first commercial sale of a Licensed Product.

ARTICLE V - PAYMENT

In consideration of the license granted by Northwestern to Licensee under this Agreement, Licensee shall pay to Northwestern the following:

5.1   A non-creditable, non-refundable licensing fee of Twenty-four Thousand Dollars ($24,000) within thirty (30) days of the Effective Date.

5.2   In partial consideration of the grant of the exclusive rights and license to the Patent Rights and non-exclusive license to the know-how to the Company hereunder, Company will issue to Northwestern that number of shares of its Common Stock that will represent two percent (2.0%) of the total outstanding securities of the company and, in consideration of her role as co-founder and in anticipation of entering into a research agreement with Northwestern to support research in her laboratory, Company will issue to Dr. Sui Huang that number of shares of Common Stock that will represent two percent (2.0%) of the total outstanding securities of the Company. Shares issued may be required to bear a restrictive legend and may not be transferable in the absence of a registration under the Securities Act of 1993, as amended.

5.3   In consideration of the license granted by Northwestern to Licensee under this Agreement, Licensee shall pay to Northwestern a non-creditable, non-refundable annual maintenance fee on each anniversary of the Effective Date according to the following schedule until Regulatory Approval of the first Licensed Product(s):

1st anniversary	0
2nd-4th anniversaries	$7,000
5th and 6th anniversaries	$25,000
7th anniversary and each year thereafter	$50,000

In the first full calendar year following Regulatory Approval, Northwestern shall credit 1/12 of the annual maintenance fee amount against the minimal royalty payments due pursuant to Paragraph 5.5 for each full month remaining between January 1 and the anniversary of the Effective Date.

5.4   The following non-creditable and non-refundable milestone payments upon the achievement of particular milestones in the development of Licensed Products:

a) $25K upon filing of IND for a Licensed Product
b) $50K upon dosing first patient in Phase I trial (or foreign equivalent) for a Licensed Product
c) $100K upon dosing first patient in Phase II trial (or foreign equivalent) for a Licensed Product
d) $250K upon dosing first patient in Phase III trial (or foreign equivalent) for a Licensed Product
e) $1.5M upon FDA (or foreign equivalent) approval of a Licensed Product

5.5   Beginning the first full calendar year after the Regulatory Approval of a Licensed Product in a Major Market Country, or the year 2025, whichever comes first, Licensee shall pay to Northwestern minimum royalty payments of Two Hundred Thousand Dollars ($200,000) per year. Licensee shall make all royalty payments on a quarterly basis as provided in Paragraph 6.1. If royalties due on Net Sales (plus the credit due under Paragraph 5.3, if any) have not reached the minimum by December 31 in any calendar year, Licensee shall pay the balance due with the royalty payment due on fourth (4th) quarter Net Sales of that year.

5.6   Reimbursement of Northwestern's out of pocket patent expenses to date to prepare. file. and prosecute Patent Rights, such expenses totaling approximately $25,000 as of November 18, 2014. Any outstanding patent expenses incurred by Northwestern, shall be reimbursed by Licensee. All future patent costs for the preparation, filing, prosecution, and maintenance of the Patent Rights, including without limitation any interference or other proceeding before the United States Patent and Trademark Office, shall be borne by Licensee. Payment will be deferred until the earlier of a) the date Licensee closes on its first round of financing after the Effective Date or b) one (1) year from the Effective Date.

5.7   A running royalty of (a) five percent (5%) of Net Sales of Licensed Products if such Licensed Product is covered by Patent Rights in the country where such Licensed Product is manufactured or sold and (b) two percent (2%) of Net Sales of Licensed Products in all other countries. In the event that Licensee enters into other license agreement(s) with third party(ies) with respect to intellectual property which in Licensee's opinion is legally required for the manufacture, use or sale of Licensed Product(s), Licensee may offset amounts paid to such third party(ies) against earned royalties due Northwestern hereunder, by reducing Licensee's obligation to Northwestern by 0.25% for each 1% of royalty rate payable to third parties; provided, however, that in no event will the royalty rate otherwise due to Northwestern be less than two and one-half percent (2.5%).

5.8   In addition to the running royalties under Paragraph 5.7, fifteen percent (15%) of any payments, including, but not limited to, sublicense issue fees or milestones received from sublicensees as consideration for Patent Rights or Licensed Products prior to filing of an NDA; five percent (5%) after filing an NDA.

5.9   In the event of a corporate partnership for the development and/or commercialization of a Licensed Product, ten percent (10%) of any payments received from such corporate partner as consideration for Patent Rights or Licensed Products. Payments received by Licensee for equity and payments allocated solely for research are excluded.

5.10   In the event of a permitted assignment of this Agreement, ten percent (10%) of any payments received from such assignee as consideration for Patent Rights or Licensed Products, as defined herein.

ARTICLE VI - PAYMENT, REPORTS AND RECORDS

6.1   Payment Dates and Reports
        Within sixty (60) days after the end of each calendar quarter of each year during the term of this Agreement (including the last day of any calendar quarter following the expiration of this Agreement), Licensee shall pay to Northwestern, all fees and royalties accruing during such calendar quarter. Such payments shall be accompanied by a statement showing the Net Sales of each Licensed Product by Licensee and its sublicensees in each country, the applicable royalty rate and the calculation of the amount of royalty due.

6.2   Accounting
        a.   Payments in U.S. Dollars
                All dollar sums referred to in this Agreement are expressed in U.S. dollars and the Net Sales used for calculating the royalties and other sums payable to Northwestern by Licensee pursuant to Paragraph 6.1 shall be computed in U.S. dollars. All payments of such sums and royalties shall be made in U.S. dollars. For purposes of determining the amount of royalties due, the amount of Net Sales in any foreign currency shall be computed by converting such amount into U.S. dollars at the prevailing commercial rate of exchange for purchasing U.S. dollars with such foreign currency in question as quoted by Citibank in New York on the last business day of the calendar quarter for which the relevant royalty payment is to be made by Licensee.

b.   Blocked Royalties

Notwithstanding the foregoing, if by reason of any restrictive exchange laws or regulations Licensee or any Affiliate or sublicensee hereunder shall be unable to convert to U.S. dollars an amount equivalent to the fee or royalty payable by Licensee hereunder in respect of Licensed Product sold for funds other than U.S. dollars, Licensee shall notify Northwestern promptly with an explanation of the circumstances. In such event, all royalties due hereunder in respect of the transaction so restricted (or the balance thereof due hereunder and not paid in funds other than U.S. dollars as hereinafter provided) shall be deferred and paid in U.S. dollars as soon as reasonably possible after, and to the extent that such restrictive exchange laws or regulations are lifted so as to permit such conversion to United States dollars, of which lifting Licensee shall promptly notify Northwestern. At its option, Northwestern shall meanwhile have the right to request the payment (to it or to a nominee), and upon such request Licensee shall pay, or cause to be paid, all such amounts (or such portions thereof as are specified by Northwestern) in funds, other than U.S. dollars, designated by Northwestern and legally available to Licensee under such then existing restrictive exchange laws or regulations.

6.3   Records

Licensee shall keep, and shall cause its Affiliates and sublicensees to keep, for three (3) years from the date of payment of royalties, complete and accurate records of sales of each Licensed Product in sufficient detail to enable the accruing royalties to be determined accurately. Northwestern shall have the right during this period of three (3) years after receiving any report with respect to royalties due and payable to appoint, at its expense, an independent certified public accountant to inspect the relevant records of Licensee, its Affiliates and its sublicensees to verify such report. Northwestern shall submit the name of said accountant to Licensee for approval; said approval shall not be unreasonably withheld. Licensee shall make its records and those of its Affiliates and sublicensees available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from Northwestern, to the extent necessary to verify the accuracy of the reports and payments with not more than one (1) inspection per calendar year. Northwestern agrees to hold in strict confidence all information concerning royalty payments and reports, and all information learned in the course of any audit or inspection, except to the extent necessary for Northwestern to reveal such information in order to enforce its rights under this Agreement or as may be required by law. If royalties are understated by five percent (5%) or more in Licensee's favor, the Licensee shall, within ten (10) days of receipt of the audit report, pay the balance due Northwestern plus all reasonable costs of the audit or inspection and interest at the prime rate as quoted by Citibank in New York from the date at which such balance would have otherwise been due and payable. If royalties are understated by less than five percent (5%), Licensee shall include such understated amount with the next scheduled payment pursuant to Paragraph 6.1. If royalties are overstated in Northwestern's favor, Licensee shall be entitled to a credit against the next scheduled payment(s) to be made following the inspection pursuant to Paragraph 6.1 in an amount equal to the amount of the overpayment.

ARTICLE VII - PUBLICATION

Northwestern will be free to publish the results of any research related to Patent Rights or Licensed Products and use any information for purposes of research, teaching, and other educationally-related matters. For a period of three (3) years from the Effective Date, Northwestern will submit any manuscript on which Sui Huang is a co-author for any proposed publication of research directly related to Patent Rights or Licensed Products at least thirty (30) days before publication, and Licensee shall have the right to review and comment upon the publication in order to protect Licensee's confidential information. For the avoidance of doubt, Northwestern's research results are not confidential information of Licensee. Upon Licensee's request, publication will be delayed up to sixty (60) additional days to enable Licensee to secure adequate intellectual property protection of Licensee's property that would be affected by the publication. A shorter review period, to be negotiated between Northwestern and Licensee on a case-by-case basis, will be granted by Licensee.

ARTICLE VIII - PATENT PROSECUTION

8.1   Northwestern shall apply for, seek prompt issuance of, and maintain during the term of this Agreement the Patent Rights in the United States and in the foreign countries listed in Exhibit A hereto. Exhibit A may be amended by verbal agreement of both parties, such agreement to be confirmed in writing within ten (10) days. The prosecution, filing and maintenance of all Patent Rights shall be the primary responsibility of Northwestern; provided, however, Licensee shall have reasonable opportunities to advise Northwestern and shall cooperate with Northwestern in such prosecution, filing and maintenance.

8.2   Payment of all fees and costs relating to the filing, prosecution, and maintenance of Patent Rights shall be the responsibility of Licensee, whether such fees and costs were incurred before or after the Effective Date and shall be made to Northwestern by Licensee within thirty (30) days of receipt by Licensee of an invoice for such fees and costs.

ARTICLE IX - INFRINGEMENT

9.1   Licensee shall inform Northwestern promptly in writing of any alleged infringement of the Patent Rights by a third party and of any available evidence thereof.

9.2   During the term of this Agreement, Northwestern shall have the right, but shall not be obligated, to prosecute at its own expense all infringements of the Patent Rights and, in furtherance of such right, Licensee hereby agrees that Northwestern may include Licensee as a party plaintiff in such suit, without expense to Licensee. The total cost of any such infringement action commenced or defended solely by Northwestern shall be borne by Northwestern and Northwestern shall keep any recovery or damages for past infringement derived therefrom.

9.3   If within six (6) months after having been notified of any alleged infringement, Northwestern shall have been unsuccessful in persuading the alleged infringer to desist and shall not have brought and shall not be diligently prosecuting an infringement action, or if Northwestern shall notify Licensee at any time prior thereto of its intention not to bring suit against any alleged infringer, then, and in those events only, Licensee shall have the right, but shall not be obligated, to prosecute at its own expense any infringement of the Patent Rights, and Licensee may, for such purposes, use the name of Northwestern as party plaintiff; provided, however, that such right to bring such infringement action shall remain in effect only for so long as the license granted herein remains exclusive. No settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the consent of Northwestern, which consent shall not unreasonably be withheld, delayed or conditioned. Licensee shall indemnify Northwestern against any order for costs that may be made against Northwestern in such proceedings. Licensee shall keep any recovery or damages for past infringement derived therefrom; provided, however, that such recovery, less expenses, including reasonable attorneys' fees, shall be treated as Net Sales for the purpose of calculating running royalties under Paragraph 5.4

9.4   In the event that a declaratory judgment action alleging invalidity or noninfringement of any of the Patent Rights shall be brought against Licensee, Northwestern, at its option, shall have the right, within thirty (30) days after it receives notice of the commencement of such action, to intervene and take over the sole defense of the action at its own expense.

9.5   In any infringement suit that either Party may institute to enforce the Patent Rights pursuant to this Agreement, the other party hereto shall, at the request and expense of the Party initiating such suit, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

9.6   Licensee, during the term of this Agreement, shall have the sole right in accordance with the terms and conditions herein to sublicense any alleged infringer for future use of the Patent Rights. Any upfront fees as part of such a sublicense shall be shared equally between Licensee and Northwestern; other royalties shall be treated pursuant to Paragraph 5.4.

ARTICLE X - PRODUCT LIABILITY

10.1   Licensee shall at all times during the term of this Agreement and thereafter, indemnify, defend and hold Northwestern, its trustees, directors, officers, employees and Affiliates, harmless against all claims, proceedings, demands and liabilities of any kind whatsoever, including legal expenses and reasonable attorneys' fees, arising out of the death of or injury to any person or persons or out of any damage to property, or resulting from the production, manufacture, sale, use, lease, consumption or advertisement of the Licensed Product(s) or arising from any obligation of Licensee hereunder.

10.2   The Parties mutually acknowledge that Licensee intends that the initial research and development of the lead compound claimed in the Patent Rights ("R&D") following the Effective Date will be performed by Northwestern. Prior to manufacture of the Licensed Product for the purpose of introducing it into humans and the actual introduction of the Licensed Product into humans, Licensee shall obtain and carry in full force and effect commercial, general liability insurance, which shall protect Licensee and Northwestern with respect to events covered by Paragraph 10.1 above. Such insurance shall be written by an insurance company authorized to do business in the State of Illinois, shall list Northwestern as an additional named insured thereunder, and shall require thirty (30) days written notice to be given to Northwestern prior to any cancellation or material change thereof. The limits of such insurance shall not be less than Five Million Dollars ($5,000,000) per occurrence with an aggregate of Fifteen Million Dollars ($15,000,000) for personal injury or death, and One Million Dollars ($1,000,000) per occurrence with an aggregate of Three Million Dollars ($3,000,000) for property damage. Licensee shall provide Northwestern with Certificates of Insurance evidencing the same. Northwestern shall have the right to ascertain from time to time that such coverage exists, such right to be exercised in a reasonable manner. If either Party reasonably believes that the insurance limits set forth above are inappropriate for the industry in which Licensed Products are to be sold, or if Northwestern reasonably believes that such limits are inadequate to provide reasonable protection for Northwestern, the Parties shall then negotiate in good faith to determine appropriate limits.

10.3   EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NORTHWESTERN, ITS TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES, AND AFFILIATES MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF PATENT RIGHTS CLAIMS, ISSUED OR PENDING AND THE ABSENCE OF LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION MADE OR WARRANTY GIVEN BY NORTHWESTERN THAT THE PRACTICE BY LICENSEE OF THE LICENSE GRANTED HEREUNDER SHALL NOT INFRINGE THE PATENT RIGHTS OF ANY THIRD PARTY. IN NO EVENT SHALL NORTHWESTERN, ITS TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING ECONOMIC DAMAGE OR INJURY TO PROPERTY AND LOST PROFITS, REGARDLESS OF WHETHER NORTHWESTERN SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY.

10.4   Licensee, by execution hereof, acknowledges, covenants and agrees that Licensee has not been induced in any way by Northwestern or employees or students thereof to enter into this

Agreement, and further warrants and represents that (a) Licensee has conducted sufficient due diligence with respect to all items and issues pertaining to this Agreement; and (b) Licensee has adequate knowledge and expertise, or has used knowledgeable and expert consultants, including but not limited to competent legal counsel, to adequately conduct such due diligence, and agrees to accept all risks inherent herein.

ARTICLE XI - TERM AND TERMINATION

11.1   This Agreement shall become effective on the Effective Date. Unless sooner terminated as provided for below, this Agreement shall continue in effect, on a country-by-country basis, until the expiration of the last to expire of Patent Rights.

11.2   Licensee shall have the right to terminate this Agreement in whole or in part any time after three (3) years from the Effective Date by giving Northwestern sixty (60) days written notice.

11.3   Subject to Licensee's right to notice and a cure period specified in Paragraph 11.7, Northwestern shall have the right to terminate or render this license non-exclusive at any time after three (3) years from the Effective Date if, in Northwestern's reasonable judgment, Licensee has breached any of its obligations hereunder, including but not limited to meeting the diligence milestones set forth in Paragraph 4.2. For the avoidance of doubt, Northwestern will consider the following to be a material breach by Licensee if Licensee has not provided advance written notice as provided in Paragraph 4.2 and Licensee has not reasonably demonstrated that delays are due to circumstances beyond its control: (a) Licensee has not put the Licensed Product into commercial use in the Territory in the Field, directly or through a sublicensee, thereby not making the Licensed Product available to the public, or (b) Licensee is not demonstrably engaged in research, development, manufacturing, marketing, as appropriate, directed toward this end.

11.4   The provisions of Article III (Confidentiality), Article V (Payment), Article VI (Payments, Reports and Records), Article X (Product Liability), Article XI (Term and Termination), and Article XIII (Dispute Resolution) shall survive termination or expiration of this Agreement in accordance with their terms.

11.5   If (1) Licensee makes any general assignment for the benefit of its creditors; (2) a petition is filed by or against Licensee, or any proceeding is initiated against Licensee as a debtor, under any bankruptcy or insolvency law, unless the laws then in effect void the effectiveness of this provision; or (3) a receiver, trustee, or any similar officer is appointed to take possession, custody, or control of all or any part of Licensee's assets or property, then Northwestern may immediately terminate the license granted by this Agreement upon written notice to Licensee of such termination.

11.6   If either Party breaches any material obligation imposed by this Agreement then the other Party may at its option, send a written notice to the Party in breach that it intends to terminate the license granted by this Agreement. If the Party in breach does not cure the breach, within one-hundred twenty (120) days from the notice date, then the other Party shall have the right to terminate the license granted immediately upon the date of mailing of a written notice of termination to the Party in breach.

11.7   Upon termination of this Agreement for any cause, nothing herein shall be construed to release either Party of any obligation that has matured prior to the effective date of such termination. Licensee may, after the date of such termination, sell all Licensed Products that it may have on hand at the date of termination, provided that it pays the earned royalty thereon as provided in this Agreement.

11.8   In the event of termination for breach by Licensee, Licensee agrees to no longer use any of the Patent Rights under which it has been granted a license and will turn over and assign to Northwestern its Regulatory Approvals and data and material related to price and Regulatory Approvals at no charge with the right to sublicense.

ARTICLE XII - ASSIGNMENT

12.1   Due to the nature and purpose of this Agreement, the Parties agree that a material element of this Agreement is that Northwestern has selected Panther Biotechnology, Inc., to serve as the licensee under this Agreement based on the representations made by Panther Biotechnology, Inc., that it has the experience, expertise and resources necessary to enable it to perform the obligations of the license hereunder. Accordingly, the Parties agree that this Agreement, the license granted hereunder, and the obligations of Licensee hereunder shall not be assigned, sublicensed (unless herein granted), or otherwise transferred by the Licensee without the prior written consent of Northwestern. Notwithstanding any assignment or transfer permitted under this Paragraph 12.1, Licensee shall remain fully liable to Northwestern for the performance of the assignee or transferee, unless Northwestern's consent expressly releases Licensee from such liability.

12.2   It is the understanding of the Parties that in the event a bankruptcy petition is filed by or against Licensee, or any proceeding is initiated against Licensee as a debtor under any bankruptcy or insolvency law, applicable law excuses Northwestern from accepting performance from or rendering performance to an entity other than Licensee, and Licensee, or trustee operating on behalf of the Licensee, shall be prohibited from assigning, sublicensing, or otherwise transferring the license granted hereunder and/or the obligations of Licensee hereunder without the prior written consent of Northwestern.

12.3   Notwithstanding Paragraphs 12.1 and 12.2, the Parties agree that Licensee may assign the Agreement to an acquirer of all or substantially all of Licensee's assets and business related to the Patent Rights and Know-How; provided, however, that no such assignment will be effective unless and until the assignee delivers to Northwestern such assignee's agreement in writing to assume and perform all of Licensee's obligations under the Agreement, in which case Licensee shall be relieved of any further liability under this Agreement.

ARTICLE XIII - DISPUTE RESOLUTION

13.1   The Parties agree to effect all reasonable efforts to resolve any and all disputes between them in connection with this Agreement in an amicable manner.

13.2   The Parties agree that any dispute that arises in connection with this Agreement and which cannot be amicably resolved by the Parties shall be resolved by binding Alternative Dispute Resolution (ADR) in the manner set forth in Paragraph 13.3 through Paragraph 13.5.

13.3   If a Party intends to begin ADR to resolve a dispute, such Party shall provide written notice to the other Party informing the other Party of such intention and the issues to be resolved. Within ten (10) business days after its receipt of such notice, the other Party may, by written notice to the Party initiating ADR, add additional issues to be resolved. If the Parties cannot agree upon the selection of a neutral within twenty (20) business days following receipt of the original ADR notice, a neutral shall be selected by the then President of the Center for Public Resources (CPR), 680 Fifth Avenue, New York, New York 10019. The neutral shall be a single individual having experience in the pharmaceutical industry who shall preside in resolution of any disputes between the Parties. The neutral selected shall not be an employee, director or shareholder of either Party or an Affiliate or sublicensee.

13.4   Each Party shall have ten (10) business days from the date the neutral is selected to object in good faith to the selection of that person. If either Party makes such an objection, the then President of the CPR shall, as soon as possible thereafter, select another neutral under the same conditions as set forth above. This second selection shall be final.

13.5   The ADR shall be conducted in the following manner:

(a)   No later than forty-five (45) business days after selection, the neutral shall hold a hearing to resolve each of the issues identified by the Parties.

(b) At least five (5) days prior to the hearing, each Party must submit to the neutral and serve on the other Party a proposed ruling on each issue to be resolved. Such proposed ruling shall contain no argument on or analysis of the facts or issues, and shall be limited to not more than fifty (50) pages.

(c) The neutral shall not require or permit any discovery by any means, including depositions, interrogatories or production of documents.

(d) Each Party shall be entitled to no more than eight (8) hours of hearing to present testimony or documentary evidence. The testimony of both Parties shall be presented during consecutive calendar days. Such time limitation shall apply to any direct, cross or rebuttal testimony, but such time limitation shall only be charged against the Party conducting such direct, cross or rebuttal testimony. It shall be the responsibility of the neutral to determine whether the Parties have had the eight (8) hours to which each is entitled.

(e) Each Party shall have the right to be represented by counsel. The neutral shall have the sole discretion with regard to the admissibility of any evidence.

(f) The neutral shall rule on each disputed issue within thirty (30) days following the completion of the testimony of both Parties. Such ruling shall adopt in its entirety the proposed ruling of one of the Parties on each disputed issue.

(g) ADR shall take place in Chicago, Illinois. All costs incurred for a hearing room shall be shared equally between the Parties.

(h) The neutral shall be paid a reasonable fee plus expenses, which fees and expenses shall be shared equally by the Parties.

(i) The ruling shall be binding on the Parties and may be entered as an enforceable judgment by a state or federal court having jurisdiction of the Parties.

13.6 This Section XIII shall survive any termination of this Agreement.

ARTICLE XIV - NOTICES AND PAYMENTS

Any payment, notice or other communication pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to such Party by certified first class mail, postage prepaid, addressed to it at its address below or as it shall designate by written notice given to the other Party:

In the case of Northwestern: Executive Director
Innovation and New Ventures Office
Northwestern University
1800 Sherman Avenue, Suite 504
Evanston, Illinois 60201

With a copy to: Office of General Counsel
Northwestern University
633 Clark Street
Evanston, Illinois 60208
Attention: John Calkins

In the case of Licensee:

Chief Executive Officer
Panther Biotechnologies, Inc.
1603 Orrington Avenue, Suite 600
Evanston, Illinois 60201

ARTICLE XV - GENERAL

15.1   **Force Majeure.** Neither Party shall be liable to the other for its failure to perform any of its obligations under this Agreement, except for payment obligations, during any period in which such performance is delayed because rendered impracticable or impossible due to circumstances beyond its reasonable control, including without limitation earthquakes, governmental regulation, fire, flood, labor difficulties, interruption of supply of key raw materials, civil disorder, and acts of God, provided that the Party experiencing the delay promptly notifies the other Party of the delay.

15.2   **Severability.** In the event any provision of this Agreement is held to be invalid or unenforceable, the valid or enforceable portion thereof and the remaining provisions of this Agreement will remain in full force and effect.

15.3   **Applicable Law.** This Agreement is made in accordance with and shall be governed and construed under the laws of the State of Illinois, excluding its choice of law rules.

15.4   **Entire Agreement.** This Agreement and the exhibits attached hereto constitute the entire, final, complete and exclusive agreement between the Parties and supersede all previous agreements or representations, written or oral, with respect to the subject matter of this Agreement. This Agreement may not be modified or amended except in a writing signed by a duly authorized representative of each Party.

15.5   **Headings.** The headings for each article and section in this Agreement have been inserted for convenience or reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.

15.6   **Independent Contractors.** The Parties are not employees or legal representatives of the other Party for any purpose. Neither Party shall have the authority to enter into any contracts in the name of or on behalf of the other Party.

15.7   **Advertising.** Licensee shall not use the name of the inventor listed in this Agreement, of any institution with which the inventor has been or is connected, nor the name of Northwestern in any advertising, promotional or sales literature, without prior written consent obtained from Northwestern in each case.

15.8   **Waiver.** Any waiver (express or implied) by either Party of any breach of this Agreement shall not constitute a waiver of any other or subsequent breach.

15.9   **Counterparts.** This Agreement may be executed in counterparts with the same force and effect as if each of the signatories had executed the same instrument.

15.10   **Export Controls.** It is understood that Northwestern is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes, and other commodities that may require a license from the applicable agency of the United States Government and/or may require written assurances by Licensee that it will not export data or commodities to certain foreign countries without prior approval of such agency. Northwestern neither represents that a license is required, nor that, if required, it will be issued.

15.11   **Patent Marking.** Licensee agrees to mark the Licensed Products sold in the United States with all applicable United States patent numbers. All Licensed Products shipped to or sold in other countries shall be marked in such a manner as to conform with the patent laws and practice of the country of manufacture or sale.

[Signatures on Following Page]

In Witness Whereof, the Parties have executed this Agreement effective on the date first set forth above.

LICENSEE

By: _Richard Ray_

Name: Richard Rainey

Title: Chief Executive Officer

NORTHWESTERN

By: _____

Name: Alicia I. Löffler, Ph.D.

Title: Associate Provost for Innovation and New Ventures Office
Associate Vice President for Research
Executive Director, INVO

Exhibit A
Patent Rights

6-Amino-2-[2-(dimethylamino)ethyl]-1H-Benz[de]isoquinoline-1,3(2H)-diones and 2-[2-(dimethylamino)ethyl]-1H-Benz[de]isoquinoline-1,3(2H)-dione for the treatment of neoplastic disorders (NU27105)
Daniel H. Appella, John T Norton, Mark A Witschi, Sui Huang

     United States Provisional Patent Application 61/020,626 filed January 11, 2008 (2007-105-01)

     United States Nationalization (PCT/US2009/030757) Patent Application 12/812,114 filed July 8, 2010; now U.S. Patent 8,420,665, issued April 16, 2013 (2007-105-03)

     United States Divisional Patent Application 13/853,513 filed March 29, 2013; now U.S. Patent 8,829,025, issued September 9, 2014 (2007-105-04)

     United States Continuation Patent Application 14/480,235 filed September 8, 2014 (2007-105-05)